UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

 Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.

■ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Jumpstart Insurance Solutions, Inc.

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> California

> **Date of organization**
> November 4, 2015

Physical address of issuer
344 Thomas L Berkley Way, Oakland, CA, 94612 USA

Website of issuer
https://www.jumpstartrecovery.com/

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end (re-stated)
Total Assets	$405,480	$866,600
Cash & Cash Equivalents	$148,326	$598,884
Accounts Receivable	$0	$0
Short-term Debt	$37,328	$30,033
Long-term Debt	$1,153,132	$989,817
Revenues/Sales	$79,726	$34,477
Cost of Goods Sold	$136,623	$42,373
Taxes Paid	$4,104	$1,852
Net Income	($944,412)	($671,910)

April 30, 2021

FORM C-AR

Jumpstart Insurance Solutions, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Jumpstart Insurance Solutions, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.jumpstartrecovery.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statement or to reflect the occurrence of unanticipated events.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business

Jumpstart is a surplus lines insurance broker licensed in the state of California. Focused on consumers, we develop, market, sell, and service small-limit "parametric" insurance policies against natural disasters. We started with earthquake risk in California and plan to expand to other states and other types of disasters.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Jumpstart Insurance Solutions, Inc. is a California C-Corporation, formed on November 4, 2015.

The Company is located at 344 Thomas L Berkley Way, Oakland, CA.

The Company's website is https://www.jumpstartrecovery.com/.

The Company conducts business in California.

A description of our product as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://www.republic.co/jumpstart.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company may have difficulty in raising additional capital and capital on hand may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to capital on hand. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the

Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
Jumpstart is a surplus lines insurance broker licensed in the state of California. Focused on consumers, we develop, market, sell, and service small-limit "parametric" insurance policies against natural disasters. We started with earthquake risk in California and plan to expand to other states and other types of disasters.

Business Plan
Jumpstart provides consumers a financial jumpstart after a natural disaster. A majority of renters and homeowners forego insurance for hazards that are routinely excluded from conventional insurance, notably earthquakes and floods.

Jumpstart is an insurance broker offering parametric insurance policies for natural disasters, primarily focused on the consumer market, and starting with earthquake risk in California. Parametric means lump-sum payouts are triggered by the occurrence of a pre-specified event, i.e. parameter. This differs from conventional "indemnity" insurance, for which payouts are based on itemization of damage and the cost to repair it, negotiated in a claims adjustment process.

Jumpstart is the first company to offer parametric insurance to consumers for earthquake risk in California. Advantages of parametric policies are the speed, simplicity, and transparency of payouts, which is particularly relevant in the aftermath of a natural disaster where entire regions are affected. Parametric policies also makes a first layer of disaster insurance affordable and therefore accessible to a larger market.

Jumpstart built and owns the technology for the following platforms:
- Underwriting: underlying risk modeling used for quoting prices and rates
- Sign-up: customer interface and procedures for applying for a policy
- Policy administration: back-end engine for issuing and managing policies, including regulatory functionality
- Claims: back-end engine determining payout eligibility and disbursement

Jumpstart cedes 100% of risk to the partnering insurer(s) and reinsurer(s). Jumpstart retains brokerage commission from the gross premium, in the range of 20% to 30%. Jumpstart remits the net premium to the insurer.

Jumpstart plans to expand product offerings to earthquake risk in states beyond California and to hazards other than earthquakes.

The Company's Products and/or Services

Product / Service	Description	Current Market
Jumpstart policy for earthquake insurance	Surplus lines insurance broker.	Consumers in California, both renters and homeowners. Potential future market includes consumers in other states and commercial entities.

Competition
No other companies offer parametric insurance to consumers for earthquake risk in the US. One other company offers parametric insurance to small businesses for earthquake risk in the US. Indemnity earthquake insurance is available for consumers. This market is dominated by the California Earthquake Authority, a publicly-managed, privately-funded entity. Jumpstart's parametric policies are supplemental to and not a substitute for conventional indemnity policies.

Customer Base
Our customer base is comprised of renters and buyers with an address in California, with no geographical or demographic exclusions. Potential future market includes consumers in other states as well as commercial entities.

Supply Chain
As a broker, Jumpstart partners with an insurance issuer / carrier to provide the insurance policy and which is the source of post-disaster funds. Jumpstart's partners are Lloyd's of London as the insurer / carrier, and AmWINS and an intermediary to Lloyd's of London. Lloyd's of London bears 100% of the financial risk for payment of claims, and AmWINS is the Lloyd's coverholder with the responsibility to administer policies. Jumpstart is not exclusive to either partner. Should more risk capital be required than Lloyd's can provide, Jumpstart would partner with an additional insurer or reinsurer.

Intellectual Property
We have trademark rights to the use of the name Jumpstart in the insurance industry.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87297382	Insurance brokerage services, namely, insurance policies providing financial payouts to victims of natural disasters	Jumpstart	Jan 11, 2017	June 13, 2017	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, and state Departments of Insurance. These laws and regulations are subject to change.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Katherine Stillwell	Founder, CEO, sole Director	CEO of Jumpstart since 2015 GEM Foundation, Acting Executive Director, 2007-2009 and 2012-2015 EQECAT, Product Manager of Earthquake Models, 2010-2012 Earthquake Engineering Research Institute, Housner Fellow Past President, Structural Engineers Association of Northern California Degenkolb Engineers, Structural Engineer, 1999-2005 Haas School of Business, UC Berkeley, MBA 2007 Stanford University, M.S. Civil Engineering, 1998 University of Minnesota, Bachelor of Civil Engineering, 1997

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs six (6) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Shares
Amount outstanding/Face Value	134,067 / par value $0.0001
Voting Rights	No
Anti-Dilution Rights	No
Percentage ownership of the Company by the holders of such security (assuming conversion of all convertible securities)	48.1%

Type of security	Convertible Notes
Amount outstanding/Face Value	$921,800
Voting Rights	No
Anti-Dilution Rights	No
Percentage ownership of the Company by the holders of such security (assuming conversion of all convertible securities)	11.3%

Type of security	SAFE Notes
Amount outstanding/Face Value	$1,755,125
Voting Rights	No
Anti-Dilution Rights	No
Percentage ownership of the Company by the holders of such security (assuming conversion of all convertible securities)	29.3%

Type of security	Crowd SAFE Note
Amount outstanding/Face Value	$914,973
Voting Rights	No
Anti-Dilution Rights	No
Percentage ownership of the Company by the holders of such security (assuming conversion of all convertible securities)	8.3%

The Company has the following debt outstanding:

With the exception of the Convertible Notes outstanding, which have a maturity dates ranging between 2021 and 2023, the Company does not have any other long debt outstanding. Please see our financial disclosures in Exhibit C for further details on current (short-term) liabilities.

Ownership
A majority of the Company is owned by Katherine Stillwell.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own, prior to conversion of outstanding securities.

Name	Number and type/class of security held	Percentage ownership
Katherine Stillwell	Common Shares	83%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Jumpstart Insurance Solutions, Inc. (**"the Company"**) was incorporated on November 4, 2015 under the laws of the State of [California], and is headquartered in Oakland, CA. The Company provides insurance brokerage services relating to parametric earthquake insurance for renters, home owners, and business owners in the state of California.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company has approximately $171,000 in cash balances as of 4/1/2021.

Liquidity and Capital Resources
In 2019 the Company completed an offering pursuant to Regulation CF which provided approximately $915,000 in net proceeds from the Offering are essential to our operations. We are using the proceeds as set forth below under "Use of Proceeds", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock Issued	$13	133,829	attract founders	Nov 4, 2016	Reg D 506(b)
Convertible Notes and SAFE Notes	$1,410,000	20	build technology platform	Oct. 21, 2016	Reg D 506(b)
Convertible Notes	$836,800	18	customer acquisition for CA earthquake product	Dec. 14, 2017	Reg D 506(b)
Crowd SAFE Note	$914,973	1	Growth through partnerships and expansion of earthquake product to WA and OR states	Dec 1, 2019	Reg CF
SAFE Notes	$420,125	11	Continued growth and product development	Dec 1, 2020	Reg D 506(b)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None as of the date of this Form C-AR.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


/s/ Katherine Stillwell
_____
(Signature)

Katherine Stillwell
_____
(Name)

CEO and sole Director, Jumpstart Insurance Solutions, Inc.
_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.


/s/ Katherine Stillwell
_____
(Signature)

Katherine Stillwell
_____
(Name)

CEO and sole Director, Jumpstart Insurance Solutions, Inc.
_____
(Title)

4/30/2021
_____
(Date)


EXHIBIT A
Financial Statements

(the remainder of this page is intentionally left blank)

Balance Sheets
(UNAUDITED)

	December 31,	
	2019	**2020**
Assets		
Current assets		
Cash	$ 598,884	$ 148,326
Other current assets	31,662	42,820
Total current assets	630,546	191,146
Equipment	65,833	58,008
Other noncurrent assets	170,221	156,326
Total assets	$ 866,600	$ 405,480
Liabilities and Shareholders' Deficit		
Current liabilities		
Accrued liabilities	$ 16,353	$ 14,575
Deferred revenues	13,680	22,753
Total current liabilities	30,033	37,328
Notes payable	-	127,530
Convertible notes payable	989,817	1,025,602
Common Stock		
no par value; 1,000,000 shares authorized; 137,552 shares issued and outstanding as of December 31, 2020	163,299	176,779
Additional paid-in capital	2,271,156	2,570,358
Accumulated deficit	(2,587,705)	(3,532,117)
Total shareholders' deficit	(153,250)	(784,980)
Total Liabilities and Shareholders' Deficit	$ 866,600	$ 405,480

The accompanying notes are an integral part of these financial statements.

Statements of Operations
(UNAUDITED)

	Year Ended December 31,	
	2019	2020
Revenues	$ 34,447	$ 79,726
Cost of revenues	42,373	136,623
	(7,926)	(56,897)
Operating expenses		
Sales & marketing expenses	289,465	327,466
Research & development expenses	163,436	409,844
General & administrative expenses	211,083	161,741
Total operating expenses	663,984	899,051
Operating loss	(671,910)	(955,948)
Other income	-	11,536
Income tax	-	-
Net loss	$ (671,910)	$ (944,412)

The accompanying notes are an integral part of these financial statements.

Statements of Shareholders' Equity (Deficit)
Years Ended December 31, 2019 and 2020
(UNAUDITED)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Deficit
	Shares	**Amount**			
Balances - December 31, 2018	134,067	$ 154,301	$ 1,417,103	$ (1,915,795)	$ (344,391)
Issuance of Common Stock	1,395	8,998	-	-	8,998
Issuance of Crowd SAFEs	-	-	791,700	-	791,700
Stock-based compensation	-	-	62,353	-	62,353
Net loss	-	-	-	(671,910)	(671,910)
Balances - December 31, 2019	135,462	163,299	2,271,156	(2,587,705)	(153,250)
Issuance of Common Stock	2,090	13,480	-	-	13,480
Issuance of SAFEs	-	-	76,675	-	76,675
Issuance of Crowd SAFEs	-	-	123,423	-	123,423
Stock-based compensation	-	-	99,104	-	99,104
Net loss	-	-	-	(944,412)	(944,412)
Balances - December 31, 2020	137,552	$ 176,779	$ 2,570,358	$ (3,532,117)	$ (784,980)

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
(UNAUDITED)

	Year Ended December 31,	
	2019	**2020**
Cash Flows from Operations		
Net loss	$ (671,910)	$ (944,412)
Adjustments to net loss		
Accrued interest on convertible notes payable	34,333	35,785
Accrued interest on notes payable	-	200
Stock-based compensation	71,351	112,583
Depreciation and amortization	28,896	30,521
Changes in assets and liabilities		
Other current assets	(23,357)	(11,158)
Accrued liabilities	3,364	(1,778)
Deferred revenues	11,480	9,073
Total Cash Flows from Operations	(545,843)	(769,186)
Cash Flows from Investments		
Purchase of assets	-	(8,800)
Total Cash Flows from Investments	-	(8,800)
Cash Flows from Financing		
Borrowings	-	127,330
Issuance of Simple Agreements for Future Equity ("SAFEs")	-	76,675
Issuance of Crowd SAFEs	791,700	123,423
Total Cash Flows from Financing	791,700	327,428
Total Cash Flows	245,857	(450,558)
Beginning Cash Balance	353,027	598,884
Ending Cash Balance	$ 598,884	$ 148,326

The accompanying notes are integral part of these financial statements.

SIGNATURE TO EXHIBIT A

I, Katherine Stillwell, the CEO of Jumpstart Insurance Solutions, Inc., hereby certify that the financial statements of Jumpstart Insurance Solutions, Inc. for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2021.

 /s/ Katherine Stillwell
_____
(Signature)

Katherine Stillwell
_____
(Name)

CEO and sole Director, Jumpstart Insurance Solutions, Inc.
_____
(Title)